UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 350th MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST, 09th, 2018

1.         DATE, TIME AND PLACE: At 9 a.m., on August, 09th, 2018 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2nd, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraph 1st, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Gustavo Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i)To take cognizance of the managerial highlights and material facts occurred since the last Ordinary meeting of the Board of Directors, as reported by the Chief Executive Officer.

(ii) To recommend, in terms of Resolution N. 2018019-C, the favorable vote to its representatives in the administrative bodies of its subsidiaries, for the hiring of human resources, infrastructure, supplies, accounting, financial services and treasury services, through a Shared Administrative Services Center model, for a period of execution of 60 (sixty) months.

(iii) To recommend, in terms of Resolution N. 2018020-C, the favorable vote to its representatives in the administrative bodies of non-regulated companies, for the hiring of human resources, infrastructure, supplies, accounting, financial and treasury services, through a Shared Administrative Services Center model, for a period of execution of 60 (sixty) months.

(iv) To recommend, in terms of Resolution N. 2018020-C, the favorable vote to its representatives in the administrative bodies of NECT, for providing services as described in itens (ii) and (iii) above.

(v) To recommend, in terms of Resolution N. 2018047-C, the favorable vote to its representatives on the representatives on the administrative bodies of its controlled companies, for the execution of new contracts for the purchase of hardware for the Distributors of the CPFL Group, for a period of 24 (twenty four) months.

(vi) To recommend, in terms of Resolution N. 2018027-C, the favorable vote to its representatives on the Administrative Bodies of its controlled companies, for the execution of a new contract for the provision of various maintenance and cleaning services, as well as for the supply and management of disposable materials and hygiene products, for a period of execution of 48 (forty-eight) months.

(vii) To recommend, in terms of Resolution N. 2018052-B, (A) the favorable vote to its representatives in the Extraordinary Shareholders’ Meeting of CPFL Brasil, to approve the acquisition of energy with 50% (fifty percent) discount in TUSD of certain renewable generators and (B) the approval of the concession by CPFL Energia of Corporate Guarantee in favor of CPFL Brasil, to guarantee the purchase of energy in the terms described above.

The following items were presented: (a) Monthly Health and Safety Report (b) Annual Presentation of the Sustainability Platform; (c) Business Development Follow Up; (c) Quarterly Financial Information (ITR); (d) Monthly Results (June/2018); and (e) Pipeline (Aug/Dec).

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Andre Dorf, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, August 09th, 2018.

Bo Wen

(Chairman)

Gustavo Sablewski

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 21, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.